Report of Independent Registered
Public Accounting Firm
The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus Equity Income Fund (the
"Fund"), a series of the Dreyfus/Laurel
Funds Trust, complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment
Company Act of 1940 as of May 31, 2018,
with respect to securities reflected in
the investment accounts of the Fund.
Management is responsible for the
Fund's compliance with those
requirements. Our responsibility is to
express an opinion on management's
assertion about the Fund's compliance
based on our examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accountants (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Fund's compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of May 31, 2018, and with
respect to agreement of security
purchases and sales, for the period
from January 31, 2018 (the date of the
Fund's last examination) through May
31, 2018:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Fund's securities
per the books and records of the Fund
to those of  the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity of the Fund as of May 31,
2018, if any, to documentation of
corresponding subsequent bank
statements;


7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Fund to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period April 1, 2017 to March 31, 2018
and noted no relevant findings were
reported in the areas of asset custody
reconciliation and trade settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Fund's compliance with specified
requirements.

In our opinion, management's assertion
that the Fund complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of May 31, 2018, with
respect to securities reflected in the
investment accounts of the Fund is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Trustees of Dreyfus/Laurel
Funds Trust, and the Securities and
Exchange Commission and is not intended
to be and should not be used by anyone
other than these specified parties.

      /s/ KPMG LLP

New York, New York
October 8, 2018


October 8, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Dreyfus
Equity Income Fund (the "Fund"), a
series of The Dreyfus/Laurel Funds
Trust, are responsible for complying
with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies", of the
Investment Company Act of 1940.  We are
also responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Fund's compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of May 31,
2018 and for the period from January
31, 2018 (the date of the Fund's last
examination) through May 31, 2018.

Based on the evaluation, we assert that
the Fund was in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of May 31, 2018, and for
the period from January 31, 2018 (the
date of the Fund's last examination)
through May 31, 2018 with respect to
securities reflected in the investment
accounts of the Fund.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer